FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2014

                  Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 13, 2014, announcing Gilat’s Second Quarter 2014 Results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (registration nos. 333-195680, 333-160683 and no. 333-174142) and registration statements on form S-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 13, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel and Corporate Secretary

Gilat Announces Second Quarter 2014 Results

- Profitability and revenue improve compared to first quarter 2014 -

Petah Tikva, Israel, August 13, 2014 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter ended June 30, 2014.

Key Financial Highlights:

•	Revenues for the second quarter increased to $54.1 million compared to $50.9 million in the first quarter of 2014.
•
Non-GAAP operating income was $1.5 million, compared to operating income of $0.5 million in the first quarter of 2014. GAAP operating loss was $0.5 million compared to a loss of $1.5 million in the first quarter of 2014

•	Management reaffirms 2014 objectives for annual revenues of $240-$245 million and EBITDA margin levels of approximately 9%

Revenues for the second quarter were $54.1 million, compared to $50.9 million in the first quarter of 2014 and to $61.9 million for the comparable period in 2013. The difference between the second quarter of 2014 and the comparable quarter in 2013 is mostly attributed to the decrease in revenues in our Services Division.

On a non-GAAP basis, operating income was $1.5 million in the second quarter as compared to operating income of $0.5 million in the first quarter of 2014 and of $1.9 million in the comparable quarter of 2013. On a non-GAAP basis, net income for the quarter was $0.6 million or an income of $0.01 per diluted share compared to a net loss of $0.6 million or a loss of $0.01 per diluted share in the first quarter of 2014 and to a net loss of $0.9 million or $0.02 per diluted share in the comparable period in 2013.

GAAP operating loss for the second quarter was $0.5 million as compared to an operating loss of $1.5 million in the first quarter of 2014 and of $0.1 million in the comparable period in 2013. GAAP net loss from continuing operations for the quarter was $1.4 million, or a loss of $0.03 per diluted share, compared to a net loss from continuing operations of $2.6 million, or a loss of $0.06 per diluted share for the first quarter of 2014 and compared to a net loss from continuing operations of $2.9 million, or a loss of $0.07 per diluted share in the comparable period in 2013.

EBITDA for the second quarter was $3.9 million compared to $2.8 million in the first quarter of 2014 and to $5.3 million in the comparable period in 2013.

Erez Antebi, Chief Executive Officer of Gilat stated, “Our improved results in the second quarter come from both of our Commercial and Defense Divisions, as well as from the cost-reduction measures we took last year.  Our Defense business continued to grow, with increase in demand for both On-The-Pause as well as On-The-Move solutions.”

Antebi concluded, “We anticipate the second half of 2014 to be stronger than the first half thanks to significant revenues to be generated by projects in Peru and Colombia as well as growth in the commercial and defense activities. We are confident that we are on track to meet our previously stated 2014 management objectives.”

Key Recent Announcements:

•	Gilat Announces a Breakthrough in LTE Backhauling using its Capricorn TDMA VSAT
•	Gilat Upgrades Wireless Nation’s Broadband Services for Consumers and Businesses
•	Gilat’s Low-profile Maritime Terminals Deployed

The GAAP financial results include the effect of non-cash stock options expenses, amortization of intangible assets resulting from the purchase price allocation, restructuring costs and net income (loss) from discontinued operations.

Conference Call and Webcast Details:

Gilat management will host a conference call today at 13:30 GMT/ 09:30 EDT/ 16:30 IDT (Israel Daylight Time) to discuss the results. International participants are invited to access the call at (972) 3-918-0644, and US-based participants are invited to access the call by dialing (888)  407-2553. A replay of the conference call will be available beginning at approximately 16:00 GMT/ 12:00 EDT/ 19:00 IDT today, until 16:00 GMT/ 12:00 EDT/ 19:00 IDT August 15, 2014. International participants are invited to access the replay at (972) 3-925-5900 and US-based participants are invited to access the replay by dialing (888) 326-9310. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial information and statements presented in accordance with GAAP, the Company presents its EBITDA before the impact of non-cash stock based compensation, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

We regularly use supplemental non-GAAP financial measures internally to understand manage and evaluate our business and make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

(2) Operating income before depreciation, amortization, non-cash stock based compensation as per ASC 718 and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. . A reconciliation of specific adjustments to GAAP results is provided in the tables below.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
KCSA Strategic Communications
Phil Carlson – Vice President
(212) 896-1233
pcarlson@kcsa.com

Vincent G. Piazza- Account Executive
(212) 896-1289
vpiazza@kcsa.com

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,
	2014	2013
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	33,400	58,424
Restricted cash	32,197	18,891
Restricted cash held by trustees	877	3,221
Trade receivables, net	64,828	56,466
Inventories	24,700	27,141
Other current assets	17,759	10,143
Total current assets	173,761	174,286

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	304	6,279
Severance pay funds	9,454	9,856
Other long term receivables and deferred charges	5,267	278
Total long-term investments and receivables	15,025	16,413

PROPERTY AND EQUIPMENT, NET	93,311	85,369

INTANGIBLE ASSETS, NET	25,900	28,830

GOODWILL	63,870	63,870

TOTAL ASSETS	371,867	368,768

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,
	2014	2013
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	7,518	-
Current maturities of long-term loans	4,664	4,665
Trade payables	20,991	20,900
Accrued expenses	21,037	16,748
Short-term advances from customers, held by trustees	3,596	-
Other current liabilities	45,146	54,666

Total current liabilities	102,952	96,979

LONG-TERM LIABILITIES:
Accrued severance pay	9,123	9,628
Long-term loans, net of current maturities	26,888	31,251
Other long-term liabilities	8,936	4,877

Total long-term liabilities	44,947	45,756

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,957	1,932
Additional paid-in capital	874,986	873,045
Accumulated other comprehensive income	1,670	1,591
Accumulated deficit	(654,645)	(650,535)

Total equity	223,968	226,033

TOTAL LIABILITIES AND EQUITY	371,867	368,768

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Three months ended			Three months ended
	30 June 2014			30 June 2013
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	54,050	-	54,050	61,916	-	61,916
Cost of revenues	34,730	(1,248)	33,482	41,930	(1,244)	40,686
Gross profit	19,320	1,248	20,568	19,986	1,244	21,230
	36%		38%	32%		34%
Research and development expenses:
Expenses incurred	6,878	(119)	6,759	7,145	(112)	7,033
Less - grants	594	-	594	532	-	532
	6,284	(119)	6,165	6,613	(112)	6,501
Selling and marketing expenses	8,677	(350)	8,327	7,774	(313)	7,461
General and administrative expenses	4,841	(290)	4,551	5,672	(273)	5,399
Operating income (loss)	(482)	2,007	1,525	(73)	1,942	1,869
Financial expenses, net	(515)	-	(515)	(2,396)	-	(2,396)
Income (loss) before taxes on income	(997)	2,007	1,010	(2,469)	1,942	(527)
Taxes on income	434	-	434	381	-	381
Net income (loss) from continuing operations	(1,431)	2,007	576	(2,850)	1,942	(908)
Net income (loss) from discontinued operations	8	(8)	-	(1,126)	1,126	-
Net income (loss)	(1,423)	1,999	576	(3,976)	3,068	(908)

Basic net earnings (loss) per share from continuing operations	(0.03)			(0.07)
Basic net earnings (loss) per share from discontinued operations	0.00			(0.03)
Basic net earnings (loss) per share	(0.03)		0.01	(0.10)		(0.02)

Diluted net earnings (loss) per share from continuing operations	(0.03)			(0.07)
Diluted net earnings (loss) per share from discontinued operations	0.00			(0.03)
Diluted net earnings (loss) per share	(0.03)		0.01	(0.10)		(0.02)

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	42,358		42,358	41,932		41,932
Diluted	42,358		43,579	41,932		41,932

(1) Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to acquisition transactions, and net income (loss) from discontinued operations.

	Three months ended	Three months ended
	30 June 2014	30 June 2013
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues	60	46
Research and development	119	112
Selling and marketing	138	102
General and administrative	290	273
	607	533

Amortization of intangible assets related to acquisition transactions:
Cost of revenues	1,188	1,198
Selling and marketing	212	211
	1,400	1,409

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Six months ended			Six months ended
	30 June 2014			30 June 2013
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited		Unaudited	Unaudited

Revenues	104,901	-	104,901	127,336	-	127,336
Cost of revenues	65,606	(2,515)	63,091	84,569	(2,482)	82,087
Gross profit	39,295	2,515	41,810	42,767	2,482	45,249
	37%		40%	34%		36%
Research and development expenses:
Expenses incurred	14,117	(241)	13,876	14,776	(211)	14,565
Less - grants	948	-	948	864	-	864
	13,169	(241)	12,928	13,912	(211)	13,701
Selling and marketing expenses	18,367	(692)	17,675	16,760	(614)	16,146
General and administrative expenses	9,753	(593)	9,160	11,117	(535)	10,582
Operating income (loss)	(1,994)	4,041	2,047	978	3,842	4,820
Financial expenses, net	(1,549)	-	(1,549)	(3,147)	-	(3,147)
Income (loss) before taxes on income	(3,543)	4,041	498	(2,169)	3,842	1,673
Taxes on income	524	-	524	757	-	757
Net income (loss) from continuing operations	(4,067)	4,041	(26)	(2,926)	3,842	916
Net income (loss) from discontinued operations	(43)	43	-	(3,406)	3,406	-
Net income (loss)	(4,110)	4,084	(26)	(6,332)	7,248	916

Basic net earnings (loss) per share from continuing operations	(0.10)			(0.51)
Basic net loss per share from discontinued operations	(0.00)			(0.05)
Basic net earnings (loss) per share	(0.10)		(0.00)	(0.56)		0.02

Diluted net earnings (loss) per share from continuing operations	(0.10)			(0.51)
Diluted net loss per share from discontinued operations	(0.00)			(0.05)
Diluted net earnings (loss) per share	(0.10)		(0.00)	(0.56)		0.02

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	42,267		42,267	41,849		41,849
Diluted	42,267		42,267	41,849		43,906

(1) Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to acquisition transactions, and net income (loss) from discontinued operations.

	Six months ended	Six months ended
	30 June 2014	30 June 2013
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues	118	86
Research and development	241	211
Selling and marketing	268	191
General and administrative	593	535
	1,220	1,023

Amortization of intangible assets related to acquisition transactions:
Cost of revenues	2,397	2,396
Selling and marketing	424	423
	2,821	2,819

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Three months ended June 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	104,901	127,336	54,050	61,916
Cost of revenues	65,606	84,569	34,730	41,930
Gross profit	39,295	42,767	19,320	19,986
Research and development expenses:
Expenses incurred	14,117	14,776	6,878	7,145
Less - grants	948	864	594	532
	13,169	13,912	6,284	6,613
Selling and marketing expenses	18,367	16,760	8,677	7,774
General and administrative expenses	9,753	11,117	4,841	5,672
Operating income (loss)	(1,994)	978	(482)	(73)
Financial expenses, net	(1,549)	(3,147)	(515)	(2,396)
Income (loss) before taxes on income	(3,543)	(2,169)	(997)	(2,469)
Taxes on income	524	757	434	381
Net loss from continuing operations	(4,067)	(2,926)	(1,431)	(2,850)
Net loss from discontinued operations	(43)	(3,406)	8	(1,126)
Net loss	(4,110)	(6,332)	(1,423)	(3,976)

Net loss per share from continuing operations (basic and diluted)	(0.10)	(0.07)	(0.03)	(0.07)
Net loss per share from discontinued operations (basic and diluted)	(0.00)	(0.08)	0.00	(0.03)
Net loss per share (basic and diluted)	(0.10)	(0.15)	(0.03)	(0.10)

Weighted average number of shares used in
computing net loss per share
Basic and diluted	42,267	41,849	42,358	41,932

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from continuing operations
Cash flows from operating activities:
Net loss from continuing operations	(4,067)	(2,926)	(1,431)	(2,850)
Adjustments required to reconcile net loss
to net cash generated provided by (used in) operating activities:
Depreciation and amortization	7,428	9,512	3,744	4,815
Stock-based compensation	1,220	1,023	607	533
Accrued severance pay, net	(103)	64	19	50
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(32)	392	(118)	353
Exchange rate differences on long-term loans	(34)	(46)	(40)	86
Capital loss from disposal of property and equipment	60	12	43	-
Deferred income taxes	(47)	1,117	(11)	1,133
Increase in trade receivables, net	(8,034)	(2,205)	(5,994)	(6,385)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(12,535)	3,802	(4,752)	4,422
Decrease (increase) in inventories	699	(4,450)	29	(538)
Increase (decrease) in trade payables	(52)	3,026	1,998	2,769
Increase (decrease) in accrued expenses	4,176	(3,443)	2,501	(2,611)
Increase (decrease) in advances from customers, held
by trustees	3,451	(3,923)	(777)	306
Increase (decrease) in other current liabilities and other long term liabilities	(5,842)	(4,491)	(3,599)	644
Net cash provided by (used in) operating activities	(13,712)	(2,536)	(7,781)	2,727

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(10,319)	(1,820)	(9,794)	(887)
Investment in restricted cash held by trustees	(4,228)	(11,236)	-	(9,454)
Proceeds from restricted cash held by trustees	6,588	9,771	3,638	6,364
Investment in restricted cash (including long-term)	(7,516)	(2,365)	(7,516)	(202)
Proceeds from restricted cash (including long-term)	176	2,021	100	1,956
Purchase of intangible assets	-	(16)	-	-

Net cash used in investing activities	(15,299)	(3,645)	(13,572)	(2,223)

Cash flows from financing activities:
Issuance of restricted stock units and exercise of stock options	746	562	453	9
Payment of obligation related to the purchase of intangible assets	-	(500)	-	(500)
Short-term bank credit, net	7,216	(458)	5,564	(975)
Repayment of long-term loans	(4,330)	(5,975)	(165)	(988)

Net cash provided by (used in) financing activities	3,632	(6,371)	5,852	(2,454)

Cash flows from discontinued operations
Net cash used in operating activities	-	(3,336)	-	(3,254)
Net cash provided by investing activities	-	1,170	-	160
Net cash provided by (used in) financing activities	-	13,818	-	(442)
	-	11,652	-	(3,536)

Effect of exchange rate changes on cash and cash equivalents	355	(227)	322	(190)

Decrease in cash and cash equivalents	(25,024)	(1,127)	(15,179)	(5,676)

Cash and cash equivalents at the beginning of the period	58,424	66,968	48,579	71,517

Cash and cash equivalents at the end of the period	33,400	65,841	33,400	65,841

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	(1,994)	978	(482)	(73)
Add:
Non-cash stock-based compensation expenses	1,220	1,023	607	533
Depreciation and amortization	7,428	9,512	3,744	4,815
EBITDA	6,654	11,513	3,869	5,275